CUSIP No.	073677 10 6	(Amendment No. 7)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Beacon Power Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073677 10 6
(CUSIP Number)
Kenneth M. Socha, Esq.
Perseus Capital, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	073677 10 6	(Amendment No. 7)

1	NAMES OF REPORTING PERSONS: Perseus Capital, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,688,749**

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,688,749**

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,688,749**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Represents the percentage obtained by dividing (i) 1,688,749 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of March 21, 2006, as reported by the Issuer in its filing on Form 10-K on March 30, 2006, and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D.

**	Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the PC Warrant (as defined in Amendment No.5 to Schedule 13D and subject to certain future adjustments set forth in the PC Warrant), and options held for the benefit of the Reporting Person by certain members of the Issuer’s board of directors employed by the Reporting Person and Perseus 2000 Expansion.

CUSIP No.	073677 10 6	(Amendment No. 7)

1	NAMES OF REPORTING PERSONS: Frank H. Pearl
(in capacity described herein)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,112,914****

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,112,914****

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,112,914****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

***	Represents the percentage obtained by dividing (i) 5,112,914 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of March 21, 2006, as reported by the Issuer in its filing on Form 10-K on March 30, 2006, and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D.

****	Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of common stock the Reporting Person could beneficially own, assuming exercise in full of the PC Warrant and the 2005 Warrant (each as defined in Amendment No. 5 to Schedule 13D and subject to certain future adjustments set forth in the PC Warrant and 2005 Warrant, respectively), and options held for the benefit of Perseus Capital and Perseus 2000 Expansion by certain members of the Issuer’s board of directors employed by Perseus Capital and Perseus 2000 Expansion.

CUSIP No.	073677 10 6	(Amendment No. 7)

1	NAMES OF REPORTING PERSONS: Perseus 2000 Expansion, L.L.C.
(in capacity described herein)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		3,424,165******

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,424,165******

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,424,165******

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.8%*****

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*****	Represents the percentage obtained by dividing (i) 3,424,165 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of March 21, 2006, as reported by the Issuer in its filing on Form 10-K on March 30, 2006, and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D.

******	Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of the Issuer’s common stock the Reporting Person could beneficially own, assuming exercise in full of the 2005 Warrant (as defined in Amendment No. 5 to Schedule 13D and subject to certain future adjustments as set forth in the 2005 Warrant) and options held for the benefit of the Reporting Person by certain members of the Issuer’s board of directors employed by the Reporting Person and Perseus Capital.

CUSIP No.	073677 10 6	(Amendement No. 7)
     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003, Amendment No. 2 thereto dated January 20-26, 2004, Amendment No. 3 thereto dated April 22, 2005, Amendment No. 4 thereto dated June 1, 2005, Amendment No. 5 thereto dated August 24, 2005 and Amendment No. 6 thereto dated November 23, 2005 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 7 (this “Amendment”). This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”), Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”) and Mr. Frank H. Pearl (“Mr. Pearl,” and together with Perseus Capital and Perseus 2000 Expansion, the “Reporting Persons,” and each, a “Reporting Person”) to report that (i) on December 13, 2005, Mr. Pearl sold 146,177 shares of Common Stock at a price per share of $1.92; (ii) on April 18, 2006, Perseus 2000 Expansion sold 478,000 shares of Common Stock at a price per share of $1.7795; and (iii) on April 19, 2006, Perseus 2000 Expansion sold 250,000 shares of Common Stock at $1.76 per share, and 164,800 shares of Common Stock at $1.7568 per share.
     Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:
Item 4. Purpose of Transactions
     Mr. Pearl sold 146,177 shares of Common Stock of the Issuer on the open market on December 13, 2005, at a price per share of $1.92.
     Perseus 2000 Expansion sold 478,000 shares of Common Stock of the Issuer at a net average price per share of $1.7795 on April 18, 2006. On April 19, 2006, it also sold 250,000 shares of Common Stock of the Issuer at a price per share of $1.76 on the open market, and an additional 164,800 shares of Common Stock of the Issuer at a net average price of $1.7568 per share on the open market.
     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
          (a) Perseus Capital may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 1,688,749 shares of the Issuer’s Common Stock, all of which are held in the form of options or warrants. Perseus 2000 Expansion may be deemed to beneficially own, in accordance with SEC rule 13d-3, 3,424,165 shares of the Issuer’s Common Stock. Mr. Pearl may be deemed to beneficially own, in accordance with SEC Rule 13d-3, 5,112,914 shares of the Issuer’s Common Stock.
     On March 30, 2006, the Issuer disclosed to the Reporting Persons that as of March 21, 2006, 58,278,344 shares of the Issuer’s Common Stock were outstanding.

CUSIP No.	073677 10 6	(Amendement No. 7)
Therefore, in accordance with SEC rule 13d-3, the shares of the Issuer’s common stock beneficially owned by the Reporting Persons represent approximately 2.8%, 8.4% and 5.8%, respectively, of the Issuer’s outstanding Common Stock.
          (b) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of all of the shares of the Issuer’s Common Stock beneficially owned by Perseus Capital and Perseus 2000 Expansion.
          (c) Except as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of the Issuer’s Common Stock during the past 60 days.
          (d) The members of Perseus Capital and Perseus 2000 Expansion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock held for the account of Perseus Capital and Perseus 2000 Expansion, respectively, in accordance with their membership interests in Perseus Capital and Perseus 2000 Expansion.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	073677 10 6	(Amendement No. 7)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL
Date:	April 21, 2006	By:	/s/ Rodd Macklin
			Name:	Rodd Macklin
			Title:	Attorney-in-fact

PERSEUS CAPITAL, L.L.C.
Date:	April 21, 2006	By:	/s/ Rodd Macklin
			Name:	Rodd Macklin
			Title:	Chief Financial Officer and Secretary

PERSEUS 2000 EXPANSION, L.L.C.
Date:	April 21, 2006	By:	/s/ Rodd Macklin
			Name:	Rodd Macklin
			Title:	Chief Financial Officer and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)